Exhibit 99.1

Tarena Filed 2017 Annual Report on Form 20-F

BEIJING, China, April 30, 2018 -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the Securities and Exchange Commission on April 30, 2018. The annual report can be accessed on Tarena's investor relations website at http://ir.tedu.cn. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in thirteen IT subjects and three non-IT subjects. Tarena also offers four kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 509,000 students, cooperated with approximately 750 universities and colleges and placed students with approximately 134,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

CONTACT: For further information, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tedu.cn